UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blackboard Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

091935 50 2 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: TCG Holdings, L.L.C IRS Identification Number of Above Person: N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 1,876,057 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,876,057

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,876,057
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 7.3%
12.	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: TC Group, L.L.C. IRS Identification Number of Above Person: N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 1,876,057 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,876,057

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,876,057
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 7.3%
12.	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: TCG Ventures, L.L.C. IRS Identification Number of Above Person: 52-2033506
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 1,876,057 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,876,057

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,876,057
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 7.3%
12.	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: TCG Ventures, Ltd. IRS Identification Number of Above Person: 98-0182779
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 1,594,601 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,594,601

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,594,601
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 6.2%
12.	Type of Reporting Person CO (Corporation)

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: Carlyle U.S. Venture Partners, L.P. IRS Identification Number of Above Person: 52-2038006
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 175,052 7. Sole Dispositive Power 0 8. Shared Dispositive Power 175,052

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 175,052
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 0.7%
12.	Type of Reporting Person PN

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: Carlyle Venture Coinvestment, L.L.C. IRS Identification Number of Above Person: 52-2033493
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 106,404 7. Sole Dispositive Power 0 8. Shared Dispositive Power 106,404

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 106,404
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: Carlyle Venture Partners, L.P. IRS Identification Number of Above Person: 98-0181877
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 1,319,926 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,319,926

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,319,926
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 5.1%
12.	Type of Reporting Person PN

CUSIP No. 091935 50 2	13G

1.	Name of Reporting Person: C/S Venture Investors, L.P. IRS Identification Number of Above Person: 98-0181878
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power 0 6. Shared Voting Power 274,675 7. Sole Dispositive Power 0 8. Shared Dispositive Power 274,675

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 274,675
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 1.1%
12.	Type of Reporting Person PN

SCHEDULE 13G

Item 1	(a).	Name of Issuer: Blackboard Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 1899 L Street, N.W. Washington, DC 20036

Item 2	(a).

Name of Person Filing:

TCG Holdings, L.L.C.

TC Group, L.L.C.

TCG Ventures, L.L.C.

TCG Ventures, Ltd.

Carlyle U.S. Venture Partners, L.P.

Carlyle Venture Coinvestment, L.L.C.

Carlyle Venture Partners, L.P.

C/S Venture Investors, L.P.

Item 2	(b).	Address of Principal Business Office: c/o The Carlyle Group 1001 Pennsylvania Ave, NW Suite 220 South Washington, D.C. 20004-2505

Item 2	(c).

Citizenship:

TCG Holdings, L.L.C. - Delaware

TC Group, L.L.C. - Delaware

TCG Ventures, L.L.C. - Delaware

TCG Ventures, Ltd. - Cayman Islands

Carlyle U.S. Venture Partners, L.P. - Delaware

Carlyle Venture Coinvestment, L.L.C. - Delaware

Carlyle Venture Partners, L.P. - Cayman Islands

C/S Venture Investors, L.P. - Cayman Islands

Item 2	(d).	Title of Class of Securities Common Stock, Par Value $0.01 Per Share

Item 2	(e).	CUSIP Number 091935 50 2

Item 3.		Not applicable.

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Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
TCG Holdings, L.L.C.	1,876,057	7.3%	0	1,876,057	0	1,876,057
TC Group, L.L.C.	1,876,057	7.3%	0	1,876,057	0	1,876,057
TCG Ventures, L.L.C.	1,876,057	7.3%	0	1,876,057	0	1,876,057
TCG Ventures, Ltd.	1,594,601	6.2%	0	1,594,601	0	1,594,601
Carlyle U.S. Venture Partners, L.P.	175,052	0.7%	0	175,052	0	175,052
Carlyle Venture Coinvestment, L.L.C.	106,404	0.4%	0	106,404	0	106,404
Carlyle Venture Partners, L.P.	1,319,926	5.1%	0	1,319,926	0	1,319,926
C/S Venture Investors, L.P.	274,675	1.1%	0	274,675	0	274,675

The record holders of common stock, par value $0.01, of Blackboard Inc. (the “Common Stock”) are as follows: (1) Carlyle Venture Partners, L.P., as the record holder of 1,319,926 shares, (2) C/S Venture Investors, L.P., as the record holder of 274,675 shares, (3) Carlyle Venture Coinvestment, L.L.C., as the record holder of 106,404 shares, and (4) Carlyle U.S. Venture Partners, L.P., as the record holder of 175,052 shares.

TCG Ventures, Ltd. is (i) the sole general partner of Carlyle Venture Partners, L.P. and (ii) the general partner of C/S Venture Investors, L.P. TCG Ventures, L.L.C. (i) owns 100% of the outstanding capital stock of TCG Ventures Ltd., (ii) is the sole general partner of Carlyle U.S. Venture Partners, L.P., and (iii) is the sole managing member of Carlyle Venture Coinvestment, L.L.C. TC Group, L.L.C. is the sole member of TCG Ventures, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TCG Ventures, Ltd., TCG Ventures, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C., each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of Carlyle Venture Partners, L.P. and C/S Venture Investors, L.P., and (ii) TCG Ventures, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C., each may be deemed to be beneficial owners of the shares of Common Stock owned of record by Carlyle U.S. Venture Partners, L.P. and Carlyle Venture Coinvestment, L.L.C.

William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing directors of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by each entity. Such persons disclaim such beneficial ownership.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company Not applicable.

Item 8:	Identification and Classification of Members of the Group. Not applicable.

Item 9:	Notice of Dissolution of Group Not applicable.

Item 10:	Certification Not applicable.

Signature Page 1 of 3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February             , 2005

TCG HOLDINGS, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 2 of 3

TCG VENTURES, L.L.C.

By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE U.S. VENTURE PARTNERS, L.P.

By:	TCG Ventures, L.L.C., its General Partner
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE VENTURE COINVESTMENT, L.L.C.

By:	TCG Ventures, L.L.C., its Managing Member
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 3 of 3

TCG VENTURES, LTD.

By:	TCG Ventures, L.L.C., its Sole Shareholder
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE VENTURE PARTNERS, L.P.

By:	TCG Ventures, Ltd., its General Partner
By:	TCG Ventures, L.L.C., its Sole Shareholder
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

C/S VENTURE INVESTORS, L.P.

By:	TCG Ventures, Ltd., its Managing General Partner
By:	TCG Ventures, L.L.C., its Sole Shareholder
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Blackboard Inc., a Delaware company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page 1 of 3

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the             th day of February, 2005.

TCG HOLDINGS, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 2 of 3

TCG VENTURES, L.L.C.

By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE U.S. VENTURE PARTNERS, L.P.

By:	TCG Ventures, L.L.C., its General Partner
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE VENTURE COINVESTMENT, L.L.C.

By:	TCG Ventures, L.L.C., its Managing Member
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Signature Page 3 of 3

TCG VENTURES, LTD.

By:	TCG Ventures, L.L.C., its Sole Shareholder
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CARLYLE VENTURE PARTNERS, L.P.

By:	TCG Ventures, Ltd., its General Partner
By:	TCG Ventures, L.L.C., its Sole Shareholder
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

C/S VENTURE INVESTORS, L.P.

By:	TCG Ventures, Ltd., its Managing General Partner
By:	TCG Ventures, L.L.C., its Sole Shareholder
By:	TC Group L.L.C., its Sole Member
By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director